Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following press release and communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on February 26, 2026:

Asia, XRP and the Next Wave of Growth

By Sagar Shah, Chief Business Officer, Evernorth

Earlier this month, Evernorth spent time in three of the most important XRP markets in the world: Seoul, Tokyo and Hong Kong.

One thing was clear in all three cities: Asia isn’t just participating in crypto. It’s a core driver of activity, liquidity and long-term opportunity.

South Korea: A Trading Powerhouse

South Korea, 0.6% of the world’s population, represents an estimated ~33% of global XRP trading volume, according to South Korea’s Financial Services Commission. That’s an extraordinary figure for a single country. It tells us something important: XRP has deep retail recognition and strong exchange liquidity in Korea.

When in Seoul, we participated in the Changhoon Moon XRP Conference, and it was obvious that XRP has a passionate and technically informed community. Developers, traders and long-term holders are paying close attention to product updates, protocol amendments and ecosystem growth.

Liquidity matters. Markets with high trading volume tend to attract more products, more infrastructure and more institutional attention. Korea’s share of XRP trading makes it one of the most important markets globally for future adoption.

Japan: Regulatory Clarity Fosters Building

Meanwhile Japan tells a different, but equally important, story. Japan has historically taken a more structured regulatory approach to digital assets. XRP has long had visibility and integration in the Japanese market, and Japanese exchanges have been among the most active globally in supporting XRP trading pairs.

Japan has cemented its position as one of the most mature and favorable jurisdictions for XRP and the broader crypto market globally. While other regions have struggled with "regulation by enforcement," Japan has opted for a "regulation by integration" approach.

This regulatory clarity has turned Tokyo into a global hub for "industrial-grade" blockchain development. Instead of experimental pilots, we are seeing the rollout of infrastructure projects like the Japan Financial Infrastructure Innovation Program (JFIIP), which provides grants to startups building credit and tokenization layers specifically on the XRP Ledger. This shift from speculation to utility is best captured by the XRP Tokyo 26 track at this year's TEAMZ Summit, where the focus is entirely on how Japan’s new FIEA laws allow for the seamless merging of traditional banking and decentralized finance.

Hong Kong: Infrastructure and Digital Adoption

While in Hong Kong, I attended Consensus HK. There were a few key takeaways I had from my time with other blockchain enthusiasts from across the globe.

•	Traditional Finance is Coming to the Blockchain
Earlier this month, Intercontinental Exchange (ICE) announced the launch of cash-settled futures for a number of major tokens, including XRP. Large investment firms are used to trading futures in regulated markets. They understand the structure. They understand the rules. And they have the systems in place to trade these types of products. By offering regulated, USD-denominated benchmarks via CoinDesk Indices, ICE is building the bridge that allows multi-billion dollar funds to gain exposure to the broader crypto ecosystem in ways they are already familiar and accustomed to - accelerating the speed of adoption.

•	DeFi is Becoming More Practical
New advancements in crypto lending platforms, including projects like Morpho and Aave, are making it easier for large investors to manage risk. The platforms now offer more controlled lending pools and “smart vaults,” which automate the process of earning yield. The rules are encoded, activity is transparent, and everything can be monitored in real time. Platforms like these effectively turn DeFi into a high-efficiency backend for traditional wealth management.

•	BlackRock: Asia is an Opportunity for Blockchain
According to Susan Chan, BlackRock's Head of APAC, speaking at Consensus HK, if Asian investors allocate just 1% of their estimated $108 trillion household wealth to digital assets it could inject nearly $2 trillion in new capital into the blockchain space. XRP is already popular in Asia, especially Japan and South Korea, where Evernorth has been investing considerable time and resources.

Why This Matters for XRP

XRP already has strong traction in Japan and South Korea, supported by deep exchange listing and high retail awareness.

APAC countries are trade-heavy and cross-border by nature. Fast, low-cost settlement resonates in this region. As the XRP Ledger expands into lending and tokenization, the opportunity grows beyond trading and into productive financial use. That’s when adoption becomes more durable.

The region has capital scale and digital readiness. That combination is powerful.

Where Evernorth Fits In

We view Asia as a strategic priority for Evernorth because adoption is moving beyond early enthusiasm into meaningful market depth. The region has both retail liquidity and significant household wealth.

Our goal is to help bridge public markets and on-chain participation by providing structured exposure to XRP and supporting ecosystem depth.

After spending time in Seoul, Tokyo and Hong Kong, one thing feels clear: the opportunity for XRP growth is active, it’s capitalized and it’s building.

This post contains forward-looking statements. Actual results may differ materially. Learn more: https://www.evernorth.xyz/press-release-10-20-2025

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.